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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


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                                    FORM 15



               CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
            UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                         OF THE SECURITIES EXCHANGE ACT OF 1934


                                   0-15814
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                            Commission File Number


                         VENTURA COUNTY NATIONAL BANCORP
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               (Exact name of Registrant as specified in its charter)


    500 Esplanade Drive, Oxnard, California                       93030
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    (Address of principal executive offices)                    (Zip Code)


                                (805) 981-2600
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          (Telephone number of registrant's principal executive offices including area code)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     /x/      Rule 12h-3(b)(1)(ii)   / /
          Rule 12g-4(a)(1)(ii)    / /      Rule 12h-3(b)(2)(i)    / /
          Rule 12g-4(a)(2)(i)     / /      Rule 12h-3(b)(2)(ii)   / /
          Rule 12g-4(a)(2)(ii)    / /      Rule 15d-6             / /
          Rule 12h-3(b)(1)(i)     /x/


        Title of Each Class              Approximate Number of Holders of Record
of Securities covered by this Form       as of the Certification or Notice Date:
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   Common Stock, no par value                               -0-
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     On January 17, 1997, Ventura County National Bancorp ("Ventura") merged with and into City National Corporation ("City National"), with City National as the surviving corporation. Pursuant to the merger all outstanding shares of Ventura common stock were converted into the right to receive shares of City National common stock, cash in lieu of fractional shares and/or cash, and Ventura has ceased its separate corporate existence. As a consequence of the merger, Ventura has zero (0) shareholders of record.

     City National hereby files this Certification and Notice of Termination on behalf of Ventura as the successor to Ventura by reason of merger.

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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Ventura County National Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: February 3, 1997       CITY NATIONAL CORPORATION (as successor
                             issuer to Ventura County National Bancorp)



                              By: /s/ RICHARD H. SHEEHAN JR.
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                                  Richard H. Sheehan Jr.

                                  Its: Senior Vice President and General Counsel
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